CUSIP No.	739308104
WARRANT CANCELLATION AGREEMENT
This Warrant Cancellation Agreement (this “Agreement”) is made and entered into as of the 22nd day of December, 2009 by and between Power-One, Inc., a Delaware corporation (“P1”) and PWER Bridge, LLC, a Nevada limited liability company (“Bridge”).
On March 6, 2008, pursuant to a Warrant Agreement, dated as of March 6, 2008 by and between P1 and Bridge (“Warrant Agreement”), P1 issued to Bridge warrants for up to 2,000,000 shares of the Common Stock of P1, represented by a Warrant Certificate (“Warrant Certificate”), issued by P1 and dated March 6, 2008.
As of December 22, 2009, pursuant to the Warrant Agreement and Warrant Certificate, warrants for 500,000 shares of P1 common stock are outstanding, fully vested and exercisable by Bridge at an exercise price of $2.50 per share.
P1 and Bridge desire to terminate the Warrant Agreement and cancel the Warrant Certificate upon and in consideration of the payment by P1 to Bridge of One Million Forty-Five Thousand Dollars ($1,045,000).
Accordingly, P1 and Bridge hereby agree that P1 shall pay to Bridge via wire transfer immediately available funds in the amount of One Million Forty-Five Thousand Dollars ($1,045,000). Upon receipt of such payment by Bridge, Bridge and P1 do hereby fully release, relinquish and terminate any and all claims, liabilities and obligations arising under the Warrant Agreement and the Warrant Certificate, and the Warrant Certificate shall be cancelled. Bridge shall then return the Warrant Certificate to P1.
Thereafter, neither P1 nor Bridge shall have any further claims, obligations or liabilities against each other under the Warrant Agreement or the Warrant Certificate.
IN WITNESS WHEREOF, P1 and Bridge have executed and delivered this Warrant Cancellation Agreement as of the date and year first above written.

P1:		Bridge:

Power-One, Inc.		PWER Bridge, LLC

By:	/s/ Linda C. Heller Title: Senior VP, Finance and CFO	By:	/s/ David A. Knight Title: Manager

By:	/s/ Richard Thompson Title: President and CEO